EXHIBIT 99.1

VIZSLA SILVER APPOINTS FORMER SENIOR MEXICAN GOVERNMENT MINING OFFICIAL AS VICE PRESIDENT, GOVERNMENT RELATIONS

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, May 14, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce the appointment of Angel Diego Gómez Olmos as Vice President of Government Relations for Vizsla Silver, effective immediately. Based in Mexico City, Mr. Gómez Olmos will lead the Company's in-country government and regulatory affairs, with a primary focus on advancing the permitting process for the flagship Panuco silver-gold project and its surrounding claims in western Mexico.

As Panuco progresses toward production, establishing a dedicated, senior-level government relations function will enhance the Company's engagement with the federal regulatory agencies that govern Mexico's mining sector, including the Secretaría de Economía and its Dirección General de Minas, and the Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT). Mr. Gómez Olmos brings firsthand leadership experience across each of these agencies and will work to facilitate the approvals and consultations required to continue to advance the project on schedule.

"Diego's expertise, relationships and background make him one of the most qualified people in Mexico for this role," commented Michael Konnert, CEO. "He has spent years running the very agencies we are working with and the relationships he has built across Mexico's federal ministries, along with his deep, practical knowledge of how these processes work from the inside, are exactly what Vizsla Silver needs as we advance Panuco through the permitting stage toward production. With Diego leading our government relations in Mexico, we are in the best position possible to remain firmly on track to deliver the next world-class silver primary project."

Angel Diego Gómez Olmos is a Mexican lawyer with over a decade of senior leadership experience in mining law, regulatory affairs, and public administration within Mexico's federal government. He is licensed to practice law in both Mexico and Spain and brings a rare combination of legal expertise, mining regulatory knowledge, and direct operational leadership across the principal agencies that govern Mexico's mining sector.

Most recently, Mr. Gómez Olmos served as General Director of FIFOMI, Mexico's sole government institution dedicated to providing financing and assistance to the mining sector. Prior to FIFOMI, Mr. Gómez Olmos served as Acting General Director of Mines and Director of Operations and Tracking of the Mining Sector at the Secretaría de Economia, the senior federal authority responsible for the administration and enforcement of Mexico's Mining Law. He also practiced law at Accenture and Cuatrecasas in Spain, one of Europe's leading law firms. Mr. Gómez Olmos holds a Law Degree from La Salle University in Mexico City and a second Law Degree from Carlos III University of Madrid. He holds a Master's degree in Legal Practice and Business Advice from the Higher Institute of Law and Economics in Madrid and is completing a Doctorate in Law at the University of the Balearic Islands. He has served as a Professor of Commercial Contracts and Private International Law at the Monterrey Institute of Technology and Higher Education and is a published author in the fields of mining law, corporate law, and administrative-regulatory matters.

About Vizsla Silver

Vizsla Silver (TSX: VZLA | NYSE: VZLA) is a Canadian development company advancing Panuco, its 100%-owned silver-gold project in Sinaloa, Mexico. The November 2025 Feasibility Study outlines 17.4 Moz AgEq annual production over an initial 9.4-year mine life, an after-tax NPV (5%) of US$1.8B, a 111% IRR, and a 7-month payback at US$35.50/oz silver and US$3,100/oz gold. Vizsla Silver is concurrently advancing mine development and district-scale exploration with the objective of becoming a leading primary silver producer.

ON BEHALF OF THE COMPANY

Michael Konnert
President and Chief Executive Officer

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company's objectives and milestones; the strategic vision for the Company following the proposed development of the Panuco Project and expectations regarding future financial or operating performance following such development; the Company's ability to advance the Panuco Project toward production; and the Company's long-term growth strategy, including its ability to enhance shareholder value through continued exploration success, project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project development and construction parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production as proposed in this news release or at all or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: For more information, please contact info@vizslasilver.ca, visit our website at www.vizslasilvercorp.ca or call (604) 364-2215.

CO: Vizsla Silver Corp.

CNW 06:30e 14-MAY-26